[ S u n t r u s t L o g o ]
MANAGEMENT'S ASSERTION ON COMPLIANCE
WITH SEC REGULATION AB CRITERIA
February 25, 2008
SunTrust Bank (the "Asserting Party") is responsible for assessing compliance with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Code of Federal
Regulations (the "CFR") for all loans serviced by SunTrust Bank's Commercial Mortgage
Finance Group, which consist primarily of non-recourse, fixed rate, long term commercial mortgage loans (the "Platform"), except for the criteria set forth in Sections
1122(d)(1)(ii), 1122(d)(1)(iii), 1122(d)(3)(i)(C), 1122(d)(4)(ii), and 1122(d)(4)(xv),
which the Asserting Party has determined are not applicable to the servicing activities performed by it with respect to the Platform (the "Applicable Servicing Criteria").
Although the Asserting Party is responsible for assessing compliance with Sections
1122(d)(4)(iii), 1122(d)(4)(vi), and 1122(d)(4)(vii) of Regulation AB, there were no servicing activities performed during the year ended December 31, 2007 that required these servicing criteria to be complied with. Management's assertion identifies all loans constituting the Platform serviced by the Asserting Party as of and for the year ended
December 31, 2007.
The Asserting Party used the applicable criteria in paragraph (d) of Title 17, Section
229.1122 of the CFR to assess compliance with the Applicable Servicing Criteria.
The Asserting Party has concluded that it has complied, in all material respects, with the
Applicable Servicing Criteria as of and for the year ended December 31, 2007 (the
"Reporting Period").
Ernst & Young, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria for the Reporting Period as set forth in this assertion.
SUNTRUST BANK

By: /s/ Dorris R. Folsom
Name:
Dorris R. Folsom
Title: Director

By: /s/ Candy Harwell
Name:
Candy Harwell
Title: Vice President